                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this discussion, "Gerdau Ameristeel" and the "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to the Company's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2004 Annual Report. The Company's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP").


OVERVIEW

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations (including two 50% owned joint ventures), the Company primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of eleven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2005, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2004

The following tables summarize the results of Gerdau Ameristeel for the three months ended September 30, 2005 and the three months ended September 30, 2004.



($ IN THOUSANDS)
                                                  THREE MONTHS ENDED            THREE MONTHS ENDED         % OF SALES
                                               SEPTEMBER 30,      % OF       SEPTEMBER 30,     % OF         INCREASE     $ INCREASE
                                                    2005         SALES           2004          SALES       (DECREASE)    (DECREASE)
                                               -------------     -----       -------------     -----       ----------    ----------
Finished Steel Shipments (Tons)
-------------------------------
Rebar                                              425,644                      340,590
Merchant/Special Sections                          816,522                      568,299
Rod                                                159,805                      192,424
Fabricated Steel                                   278,290                      197,966
                                                ----------                   ----------
      Total                                      1,680,261                    1,299,279


Net sales                                       $  999,286       100.0%      $  807,883        100.0%                    $ 191,403

Operating expenses
     Cost of sales                                 825,700        82.6%         638,441         79.0%        3.6%          187,259
     Selling and administrative                     41,591         4.2%          26,725          3.3%        0.9%           14,866
     Depreciation                                   25,175         2.5%          19,390          2.4%        0.1%            5,785
     Other operating expense (income)                8,409         0.9%            (682)        -0.1%        1.0%            9,091
                                                -----------------------      ------------------------      ------------------------
                                                   900,875        90.2%         683,874         84.6%        5.6%          217,001

Income from operations                              98,411         9.8%         124,009         15.4%       -5.6%          (25,598)

Earnings from joint ventures                        13,064         1.3%          54,634          6.8%       -5.5%          (41,570)
                                                -----------------------      ------------------------      ------------------------
Income before other expenses & income taxes        111,475        11.1%         178,643         22.2%      -11.1%          (67,168)

Other expenses
     Interest, net                                  11,321         1.1%          17,408          2.2%      -1.1%            (6,087)
     Foreign exchange (gain) loss                    1,083         0.1%           6,522          0.8%      -0.7%            (5,439)
     Amortization of deferred financing costs          646         0.1%             628          0.1%       0.0%                18
                                                -----------------------      ------------------------      ------------------------
                                                    13,050         1.3%          24,558          3.1%      -1.8%           (11,508)

Income before income taxes                          98,425         9.8%         154,085         19.1%      -9.3%           (55,660)

Income tax expense                                  36,217         3.6%           9,799          1.2%       2.4%            26,418
                                                -----------------------      ------------------------      ------------------------
Net income                                      $   62,208         6.2%      $  144,286         17.9%     -11.7%         $ (82,078)
                                                =======================      ========================      ========================

Earnings per common share - basic               $     0.20                   $     0.64

Earnings per common share - diluted             $     0.20                   $     0.64


                                                   THREE MONTHS ENDED
                                              SEPTEMBER 30,    SEPTEMBER 30,    $ INCREASE     % INCREASE
                                                  2005             2004          (DECREASE)     (DECREASE)
                                              -------------    -------------    -----------    -----------
Weighted Average Selling Price ($/ton)
--------------------------------------
    Mill external shipments                   $   502.66       $   529.07       $  (26.41)         -5.0%
    Fabricated steel shipments                    681.66           634.89           46.77           7.4%

Scrap charged - $/ton                             160.72           205.66          (44.94)        -21.9%

Metal Spread ($/ton)
--------------------
Mill external shipments                           341.94           323.41           18.53           5.7%

Mill manufacturing cost                           240.49           216.59           23.90          11.0%

Net sales: Finished tons shipped for the three months ended September 30, 2005 increased 380,982 tons, or 29.3%, compared to the three months ended September 30, 2004. On November 1, 2004, the Company acquired four North Star Steel ("North Star") mills and four downstream facilities from Cargill. Shipments for the acquired North Star locations were 324,225 tons for the third quarter of 2005. Excluding the North Star shipments, tons increased 56,757 for the three months ended September 30, 2005 as compared to September 30, 2004 as a result of strong demand for rebar and merchant products as customers placed orders in advance of announced price increases. Demand for wire rod has decreased as a result of high inventory levels at our customers and higher levels of imported rod into the North American market. Average mill finished goods selling prices were $503 per ton for the three months ended September 30, 2005, down approximately $26 per ton or 5% from the average selling prices for the three months ended September 30, 2004. After realizing price increases throughout 2004 and into the first quarter of 2005, prices have trended downwards during the most recent six months as a result of declining scrap costs. Scrap raw material costs decreased 21.9% to $161 per ton for the three months ended September 30, 2005, compared to $206 per ton for the three months ended September 30, 2004. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply continue to create volatility in scrap prices.

Cost of sales: Cost of sales as a percentage of net sales increased 3.6% for the three months ended September 30, 2005 when compared to the three months ended September 30, 2004. The increase in the third quarter of 2005 is attributable to increased manufacturing costs and the metal spread fluctuations. Manufacturing costs increased primarily due to higher spot prices for electricity and natural gas and increased alloy costs. Gross margins were also impacted by changes in metal spread, the difference between mill selling prices and scrap raw material cost. The metal spread increased approximately $19 per ton for the three months ended September 30, 2005 compared to the three months ended September 30, 2004; however, this measure compares the current selling prices with the current price of scrap charged to the operations and does not consider the timing effect of the scrap costs for product sold. Due to the 1-2 months of finished product inventory that the Company maintains, scrap costs flowing through cost of goods sold during the third quarter of 2004 was approximately $35 per ton less than the cost of scrap melted during that quarter. During 2005, there was no significant difference between the cost of scrap melted and the cost of the scrap flowing through cost of goods sold. Taking this 2004 timing difference into account, the metal spread flowing through cost of goods sold during the third quarter of 2005 as compared to the same period of the prior year was actually reduced which contributed to the decreasing margin.

Selling and administrative: Selling and administrative expenses for the three months ended September 30, 2005 increased $14.9 million compared to the three months ended September 30, 2004. Due to an increase in the price of the Company's common shares since June 30, 2005, selling and administrative expenses for the three months ended September 30, 2005 includes a $9.7 million expense versus a $5.9 million expense in the three months ended September 30, 2004 related to marking-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees. Excluding these items, other selling and administrative expenses increased $11.1 million for the three months ended September 30, 2005 when compared to the three months ended September 30, 2004. The increase is due to increased professional service fees and increased salaries and benefits primarily due to a 75% increase in headcount resulting from the growth of the Company.

Depreciation: Depreciation expense for the three months ended September 30, 2005 increased $5.8 million when compared to the three months ended September 30, 2004. The increase in depreciation for the three months ended September 30, 2005 reflects $2.1 million of depreciation of the North Star assets and normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense/income: Other operating expense for the three months ended September 30, 2005 of $8.4 million included $7.0 million of fixed costs associated with the idled Beaumont, Texas steel mill facility, $0.5 million of costs associated with damages suffered from Hurricane Rita at the same Beaumont, Texas facility and a $2.1 million write-down related to equipment from a rebar rolling mill that was acquired during the quarter and retired from production. Offsetting these items, the Company received some miscellaneous rental revenue and insurance claim settlements. Other operating income for the three months ended September 30, 2004 was $0.7 million and was earned from the mark-to-market of trading securities and rental income.

On May 26, 2005, the Company ceased operations at the Beaumont, Texas facility to encourage the United Steelworkers (USW) labor union to act on the Company's "last, best and final" agreement offer presented to the union committee in May, 2005.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $13.1 million for the three months ended September 30, 2005 compared to $54.6 million for the three months ended September 30, 2004. The decrease in joint venture earnings in the third quarter 2005 compared to third quarter 2004 is due primarily to a decrease in metal spread. Selling prices for flat rolled sheet decreased significantly from $711 per ton in the third quarter of 2004 to $459 per ton in the third quarter 2005, a decrease of $252 per ton.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $6.1 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. The net decrease in expense for the three months ended September 30, 2005 reflects a favorable effect of marking-to-market interest rate swaps of $2.0 million as compared to an unfavorable effect of $3.2 million for the three months ended September 30, 2004. In addition, lower interest rates on reduced debt levels also contributed to the lower interest costs.

Income taxes: Our effective income tax rate was approximately 36.8% and 6.4%, respectively, for the third quarters of fiscal 2005 and 2004. The increase between years is primarily attributable to the company recording the utilization of net operating losses related to the U.S. operations that resulted in a $45 million reduction of tax expense in the third quarter of 2004. The net operating losses were related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the current high profitability of our U.S. operations, we were able to utilize these losses. In addition, during the third quarter of 2005, the Company recorded a valuation allowance of $3.3 million against certain state tax loss carryforwards and recycling credits. Management believes that it is more likely than not that these deferred tax assets will not be realized.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $987.3 million for three months ended September 30, 2005 from $824.8 million for the three months ended September 30, 2004. The North Star mills contributed $157.2 million to sales for the three months ended September 30, 2005. Mills segment sales include sales to the downstream segment of $201.7 million and $162.0 million for the three months ended September 30, 2005 and 2004, respectively. Mills segment operating income for three months ended September 30, 2005 was $103.4 million compared to an operating income of $134.1 million for the three months ended September 30, 2004, a decrease of $30.7 million. The decrease in operating income in the third quarter of 2005 is as discussed in the Cost of sales section above.

Downstream segment sales increased to $213.6 million for the three months ended September 30, 2005 from $145.1 million for the three months ended September 30, 2004. The North Star downstream operations contributed $39.0 million and the Gate City/RJ Rebar fabricating facilities contributed $15.0 million in sales revenue for the three months ended September 30, 2005. Downstream segment operating income for the three months ended September 30, 2005 was $13.5 million and for the three months ended September 30, 2004 was $0.8 million as margins have returned to normal levels. As a result of doing a significant amount of fixed price contract work, selling price increases are delayed before being able to be passed to our customers. During 2004, there was a significant increase in steel costs and margins deteriorated in the downstream operations until new contract work could pass these increased costs to our customers.

See "Note 12" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three months ended September 30, 2005 and 2004 -- "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:


                                                             FOR THE THREE MONTHS ENDED
                                                       ----------------------------------------
                                                       September 30, 2005    September 30, 2004
                                                       ----------------------------------------
       ($000s)
               Net income                                   $  62,208             $ 144,286
               Income tax expense                              36,217                 9,799
               Interest and other expense on debt              11,321                17,408
               Depreciation and amortization                   25,821                20,018
               Earnings from joint ventures                   (13,064)              (54,634)
               Cash distribution from joint ventures           30,425                31,579
                                                            ---------             ---------
               EBITDA                                       $ 152,928             $ 168,456
                                                            =========             =========

NINE MONTHS ENDED SEPTEMBER 30, 2005, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2004

The following tables summarize the results of Gerdau Ameristeel for the nine months ended September 30, 2005 and the nine months ended September 30, 2004.


($ IN THOUSANDS)
                                                NINE MONTHS ENDED              NINE MONTHS ENDED          % OF SALES
                                              SEPTEMBER 30,     % OF          SEPTEMBER 30,    % OF        INCREASE     $ INCREASE
                                                    2005        SALES            2004          SALES      (DECREASE)    (DECREASE)
                                              -------------     -----         -------------    -----      ----------    ----------
Finished Steel Shipments (Tons)
-------------------------------
Rebar                                          1,144,080                       1,038,810
Merchant/Special Sections                      2,330,405                       1,712,620
Rod                                              550,855                         589,694
Fabricated Steel                                 810,019                         563,788
                                              ----------                      ----------
      Total                                    4,835,359                       3,904,912

Net sales                                     $2,962,900        100.0%        $2,160,610       100.0%                    $802,290

Operating expenses
     Cost of sales                             2,488,675         84.0%         1,735,986        80.3%          3.7%       752,689
     Selling and administrative                   92,775          3.1%            70,544         3.3%         -0.2%        22,231
     Depreciation                                 75,868          2.6%            57,277         2.7%         -0.1%        18,591
     Other operating expense (income)              9,824          0.3%            (2,153)       -0.1%          0.4%        11,977
                                              ------------------------        -----------------------        ---------------------
                                               2,667,142         90.0%         1,861,654        86.2%          3.8%       805,488

Income from operations                           295,758         10.0%           298,956        13.8%         -3.8%        (3,198)

Earnings from joint ventures                      68,147          2.3%           100,329         4.6%         -2.3%       (32,182)
                                              ------------------------        -----------------------        ---------------------
Income before other expenses & income taxes      363,905         12.3%           399,285        18.4%         -6.1%       (35,380)

Other expenses
     Interest, net                                38,690          1.3%            45,467         2.1%         -0.8%        (6,777)
     Foreign exchange (gain) loss                 (1,168)         0.0%             7,197         0.3%         -0.3%        (8,365)
     Amortization of deferred financing costs      1,939          0.1%             1,876         0.1%          0.0%            63
                                              ------------------------        -----------------------        ---------------------
                                                  39,461          1.4%            54,540         2.5%         -1.1%       (15,079)

Income before income taxes                       324,444         10.9%           344,745        15.9%         -5.0%       (20,301)

Income tax expense                               109,339          3.7%            73,488         3.4%          0.3%        35,851
                                              ------------------------        -----------------------        ---------------------
Net income                                    $  215,105          7.2%        $  271,257        12.5%         -5.3%      $(56,152)
                                              ========================        =======================        =====================

Earnings per common share - basic             $     0.71                      $     1.26

Earnings per common share - diluted           $     0.70                      $     1.26


                                                    NINE MONTHS ENDED
                                             SEPTEMBER 30,     SEPTEMBER 30,   $ INCREASE    % INCREASE
                                                 2005               2004       (DECREASE)    (DECREASE)
                                             -------------     -------------   ----------    ----------
Weighted Average Selling Price ($/ton)
--------------------------------------
    Mill external shipments                     $ 517.90         $ 472.58       $  45.32         9.6%

    Fabricated steel shipments                    699.84           569.37         130.47        22.9%

Scrap charged - $/ton                             175.96           180.02          (4.06)       -2.3%

Metal Spread ($/ton)
--------------------
Mill external shipments                           341.94           292.56          49.38        16.9%

Mill manufacturing cost                           236.43           199.66          36.77        18.4%

Net sales: Finished tons shipped for the nine months ended September 30, 2005 increased 930,447 tons, or 23.8%, compared to the nine months ended September 30, 2004. Shipments for the acquired North Star locations were 1,084,607 tons for the nine months ended September 30, 2005. Excluding the North Star shipments, tons decreased 154,160 for the nine months ended September 30, 2005 as compared to September 30, 2004. This decrease in shipments for the nine months ended September 30, 2005 is primarily attributed to weakened demand for wire rod. Demand for wire rod has decreased as a result of high levels of imported rod into the North American market. Demand and shipments for rebar and merchant products remain relatively strong. Average mill finished goods selling prices were $518 per ton for the nine months ended September 30, 2005, an increase of approximately $45 per ton or 9.6% from the average selling prices for the nine months ended September 30, 2004. The increase in selling prices is the result of price increases in 2004 and 2005 in conjunction with the rise in scrap and other raw materials costs. Scrap raw material costs decreased 2.3% to $176 per ton for the nine months ended September 30, 2005, compared to $180 per ton for the nine months ended September 30, 2004.

Cost of sales: Cost of sales as a percentage of net sales increased 3.7% for the nine months ended September 30, 2005 when compared to the nine months ended September 30, 2004. This increase is primarily attributable to increased manufacturing costs offset by the metal spread increase. The manufacturing cost increased $37 per ton which was driven primarily by higher electricity, natural gas and alloy costs. Gross margins were also impacted by changes in metal spread, the difference between mill selling prices and scrap raw material cost. Metal spread increased $49 per ton for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004; however, this measure compares the current selling prices with the current price of scrap melted to the operations and does not consider the timing effect of the scrap costs for product sold. Due to the 1-2 months of finished product inventories that the Company maintains, scrap costs related to steel sold in the nine month period ended September 30, 2005 was approximately $19 higher than during the same period of 2004 which reduced the realized metal spread increase to $30 per ton. The combined effect of the increased manufacturing cost partially offset by the metal spread increase resulted in a decrease in the gross margins earned over the period.

Selling and administrative: Selling and administrative expenses for the nine months ended September 30, 2005 increased by $22.2 million compared to the nine months ended September 30, 2004. Due to a decrease in the price of the Company's common shares since December 31, 2004, selling and administrative expenses for the nine months ended September 30, 2005 includes a $0.8 million expense reversal versus a $9.6 million expense in the nine months ended September 30, 2004 related to marking-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees. The nine months ended September 30, 2005 also includes a $3.0 million incentive payment provided as part of the previously announced chief executive officer succession plan. Excluding these items, other selling and administrative expenses increased $29.8 million for the nine months ended September 30, 2005 when compared to the nine months ended September 30, 2004. The increase is due to increased professional service fees and increased salaries and benefits primarily due to a 75% increase in headcount resulting from the growth of the Company.

Depreciation: Depreciation expense for the nine months ended September 30, 2005 increased $18.6 million when compared to the nine months ended September 30, 2004. The increase in depreciation for the nine months ended September 30, 2005 reflects $6.2 million of depreciation of the North Star assets and normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense/income: Other operating expense for the nine months ended September 30, 2005 of $9.8 million included the following items: $9.8 million of fixed costs associated with the idled Beaumont, Texas steel mill facility, a $2.1 million write-down of a rebar rolling mill that was acquired during the quarter and retired from production and $2.0 million of insurance claim settlements and rental income. Other operating income for the nine months ended September 30,

2004 was approximately $2.2 million related primarily to an insurance settlement, gains from mark-to-market of trading securities and rental income.

On May 26, 2005, the Company ceased operations at the Beaumont, Texas facility to encourage the United Steelworkers (USW) labor union to act on the Company's "last, best and final" agreement offer presented to the union committee in May, 2005.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $68.2 million for the nine months ended September 30, 2005 compared to $100.3 million for the nine months ended September 30, 2004. The decrease in joint venture earnings is due to reduced metal spreads of approximately $65 per ton when comparing the nine months ended September 30, 2005 to the same period of the previous year.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $6.8 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The results for the nine months ended September 30, 2005 reflect a favorable mark-to-market adjustment on interest rate swaps of $2.2 million whereas an unfavorable mark-to-market adjustment of $0.9 million was recorded for the nine months ended September 30, 2004. In addition, the decrease is attributable to lower interest rates on reduced debt levels.

Income taxes: Our effective income tax rate was approximately 33.7% and 21.3%, respectively, for the first nine months of 2005 and 2004. The increase between years is primarily attributable to the company recording the utilization of net operating losses related to the U.S. operations that resulted in a $45 million reduction of tax expense in the third quarter of 2004. The net operating losses were related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the current high profitability of our U.S. operations, we were able to utilize these losses. In addition, during the nine months ended September 30, 2005, the Company recorded a valuation allowance of $3.3 million against certain state tax loss carryforwards and recycling credits. Management believes that it is more likely than not that these deferred tax assets will not be realized.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $3.0 billion for nine months ended September 30, 2005 from $2.2 billion for the nine months ended September 30, 2004. The North Star mills contributed $578.1 million of sales for the nine months ended September 30, 2005. Mills segment sales include sales to the downstream segment of $642.0 million and $434.3 million for the nine months ended September 30, 2005 and 2004, respectively. Mills segment operating income for the nine months ended September 30, 2005 was $296.5 million compared to an operating income of $316.0 million for the nine months ended September 30, 2004, a decrease of $19.5 million. The decrease in operating income in the first nine months of 2005 is as discussed in the Cost of sales section above.

Downstream segment sales increased to $621.4 million for the nine months ended September 30, 2005 from $366.5 million for the nine months ended September 30, 2004. The North Star downstream operations contributed $123.6 million and the Gate City/RJ Rebar fabricating facilities contributed $41.3 million in sales revenue for the nine months ended September 30, 2005. Downstream segment operating income for the nine months ended September 30, 2005 was $35.0 million and $14.8 million for the nine months ended September 30, 2004.

See "Note 12" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the nine months ended September 30, 2005 and 2004 -- "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:

                                                FOR THE NINE MONTHS ENDED
                                         ---------------------------------------
                                         September 30, 2005   September 30, 2004
                                         ---------------------------------------
($000s)
Net income                                   $  215,105            $  271,257
Income tax expense                              109,339                73,488
Interest and other expense on debt               38,690                45,467
Depreciation and amortization                    77,807                59,153
Earnings from joint ventures                    (68,147)             (100,329)
Cash distribution from joint ventures            90,828                47,378
                                             ----------            ----------
EBITDA                                       $  463,622            $  396,414
                                             ==========            ==========


CANADIAN GAAP

Effective June 1, 2005, public companies incorporated under Ontario's Business Corporations Act (OBCA) that have securities registered with the U.S. Securities and Exchange Commission may prepare their financial statements in accordance with U.S. generally accepted accounting principles (GAAP) and have them audited under U.S. generally accepted auditing standards (GAAS). Therefore, a cross-border public company incorporated under the OBCA can prepare its financial statements (including those for periods ended before June 1, 2005) in accordance with U.S. GAAP if they are mailed to shareholders on or after June 1, 2005.

Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP, for the three months ended September 30, 2005 and 2004, net income was $62.1 million and $143.6 million, respectively, a decrease of $81.5 million. Under Canadian GAAP, for the nine months ended September 30, 2005 and 2004, net income was $217.9 million and $275.3 million, respectively, a decrease of $57.4 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 13 to the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 and 2004. The following is a summary of these differences:

    o Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

    o As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and therefore negative goodwill is allocated to the equity investment and property, plant and equipment.

    o Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

    o Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

    o Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the nine months ended September 30, 2005 was $399.1 million compared to net cash provided by operations of $147.8 million for the nine months ended September 30, 2004. For the nine months ended September 30, 2005, an increase in accounts receivable used $80.6 million of cash as a result of increased sales volumes and higher selling prices. A reduction in inventories provided $149.1 million of cash primarily as a result of decreased scrap costs. An increase in accounts payable and other liabilities provided $15.7 million of cash in the nine months ended September 30, 2005.

Investing activities: Net cash used in investing activities was $227.5 million in the nine months ended September 30, 2005 compared to $61.4 million in the nine months ended September 30, 2004. For the nine months ended September 30, 2005, capital expenditures totalled $101.7 million. Also during the first nine months of 2005, the Company purchased $76.1 million of auction rate securities.

Financing activities: Net cash used by financing activities was $63.5 million in the nine months ended September 30, 2005 compared to net cash used by financing activities of $7.4 million in the nine months ended September 30, 2004. During the nine months ended September 30, 2005, the Company has paid $60.8 million of dividends. The Company paid a dividend of $0.02 per common share in all three quarters of 2005. In addition to the $0.02 per share regular quarterly dividend, the Company also paid a special dividend of $0.14 per common share in the second quarter.

On November 7, 2005, the Board of Directors approved a regular quarterly cash dividend of $0.02 (two US$ cents) per common share, payable December 6, 2005 to shareholders of record at the close of business on November 21, 2005.

OUTSTANDING SHARES

As of September 30, 2005, the Company had outstanding 304,385,698 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and Indebtedness -- Convertible debentures."

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company's principal liquidity requirements are working capital, capital expenditures and debt service for the foreseeable future. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long term debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At September 30, 2005, there was nothing drawn on this facility and $289.3 million was available under the Senior Secured Credit Facility compared to $27,000 borrowed and $295.0 million available at December 31, 2004.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

On October 31, 2005, the Company completed a renegotiation of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650 million and an extension of the term to October 31, 2010.

Senior notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. term loan: At September 30, 2005, AmeriSteel Bright Bar, Inc. had a $2.4 million term loan outstanding. The loan bears interest at a fixed rate of 5.25% and matures in June 2011.

Industrial revenue bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of September 30, 2005. $23.8 million of the bonds were issued by the Company's subsidiary, Gerdau Ameristeel US Inc., in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

Capital leases: The Company had $0.9 million of capital leases as of September 30, 2005.

CAPITAL EXPENDITURES

The Company spent $101.7 million on capital expenditures in the nine months ended September 30, 2005 in comparison to $50.3 in the same period of the prior year. The most significant projects include a new reheat furnace at the Sayreville facility ($8.3 million), the purchase of a shredder at the Jacksonville facility ($6.1 million), and improved warehouse facilities at the Cartersville and Whitby facilities ($4.4 million and $4.2 million, respectively).

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of September 30, 2005.

                                                          Less than       1 - 3        4 - 5        After
Contractual Obligations ($000s)            Total           one Year       Years        Years       5 Years
-------------------------------         -------------------------------------------------------------------
Long-term debt (1)                      $   434,085      $   1,428     $   1,251    $     952     $ 430,454
Convertible debentures                       95,164             --        95,164           --            --
Interest (2)                                235,803         49,967        95,341       85,095         5,400
Operating leases (3)                         84,262         13,370        21,122       14,958        34,812
Capital expenditures (4)                    263,972        171,582        65,993       26,397            --
Unconditional purchase obligations (5)       75,540         75,540            --           --            --
Pension funding obligations (6)               1,100          1,100            --           --            --
                                        -----------      ---------     ---------    ---------     ---------
  Total contractual obligations         $ 1,189,926      $ 312,987     $ 278,871    $ 127,402     $ 470,666
                                        ===========      =========     =========    =========     =========

(1) Total amounts are included in the September 30, 2005 consolidated balance sheet. See Note 6, Long-term Debt, to the consolidated financial statements.

(2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of September 30, 2005.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of September 30, 2005.

(4)   Purchase obligations for capital expenditure projects in progress.

(5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included only for 2005 as the amount of funding obligations beyond the next year are not yet determinable.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment, and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

o The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

o The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

o The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

o The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 123, Share Based Payment. SFAS No. 123R requires that the fair value of stock options be recorded in the results of operations beginning with the first interim or annual period after June 15, 2005. In April of 2005, the United States Securities and Exchange Commission (SEC) delayed the implementation of this revision until the beginning of the Company's next fiscal year. The Company has not yet determined the method of adoption or effect of adopting SFAS 123R.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 is not expected to have a material impact on our results of operations or our financial position.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of SFAS No. 154 is not expected to have a material impact on our results of operations or our financial position.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 40% of the Company's employees are represented by the United Steelworkers (USW) under collective bargaining agreements. The agreements have different expiration dates that began in March 2005.

On May 26, 2005, the Company ceased operations at its Beaumont facility to encourage the USW labor union to act on the Company's "last, best and final" agreement offer that was presented to the union committee in May, 2005. The Company cannot assure you that it will be successful reaching a new labor agreement with the union at the Beaumont facility.

Negotiations have begun with respect to the collective bargaining agreement that expired on July 31, 2005 relating to our St. Paul facility and with respect to the collective bargaining agreement that expired on September 30, 2005 relating to our Wilton facility. While these agreements have been temporarily extended, the Company cannot assure you that these labor agreements will be renegotiated without a work stoppage occurring.

The Company may be unable to successfully negotiate new collective bargaining agreements without any further labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations.

Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA in which the Company offered $1.6 million to settle the matter. The offer was not accepted by the EPA. Based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. On June 10, 2005, the EPA filed a motion for summary judgment against the Company in which the EPA asked the court to rule that the Company's statute of limitations defense is not valid and that the EPA filed its suit on a timely basis. The Company has opposed the EPA's motions, and has filed a counter motion asking that the court dismiss some or all of EPA's claims on statute of limitations grounds. At this time, the Company has accrued $1.6 million, but the Company's ultimate liability is not estimable.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S. dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S. and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S LEVEL OF INDEBTEDNESS COULD AVERSELY AFFECT ITS ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS, LIMIT ITS ABILITY TO REACT TO CHANGES IN THE ECONOMY OR ITS INDUSTRY AND PREVENT IT FROM MEETING OBLIGATIONS UNDER ITS DEBT AGREEMENTS.

The Company's degree of leverage could have the following consequences:

    o it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

    o   it may limit the Company's ability to declare dividends;

    o a portion of the Company's cash flows from operations must be dedicated to the payment of interest on indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

    o certain of the Company's borrowings, including borrowings under the senior secured credit facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

    o it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

    o the Company may be vulnerable in a downturn in general economic conditions; and

    o the Company may be unable to make capital expenditures that are important to growth and strategies.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the senior secured credit facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's results of operations or financial condition.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs. US pension plans currently benefit from temporary pension relief provisions for 2004 and 2005 (Pension Funding Equity Act of 2004 (PFEA 04)). Funding requirements for 2006 could increase above expectations depending on whether the United States Congress passes additional pension funding relief measures or if a more permanent pension funding reform law is enacted.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers and cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $55.1 million to operating income for the nine months ended September 30, 2005, and $45.7 million to operating income for the nine months ended September 30, 2004. The Company received $60.4 million of cash distributions from its joint ventures in the nine months ended September 30, 2005, and $15.8 million of cash distributions for the nine months ended September 30, 2004. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

OUTLOOK

The solid earnings and cash flow performance reflect the continuation of generally favorable steel market demand, pricing and metal spreads. The competitive steel sector has demonstrated an uncharacteristically high degree of earnings discipline in a market environment of volatile raw material scrap prices and inflated energy costs. While the normal seasonal slowdown in the December quarter is expected, the Company is optimistic that market fundamentals will remain favorable in the upcoming year.

Near term, the Company remains focused on attempting to reach labor agreements with its hourly employees at the Beaumont, Texas, St. Paul, Minnesota, and Wilton, Iowa facilities, and also addressing the recovery needs of its employees that were affected by the recent hurricane damage in the Gulf Coast and South Florida.

Phillip E. Casey,                                Mario Longhi
Chairman of the Board and CEO                    President


November 7, 2005

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ in thousands)

                                                                SEPTEMBER 30,       DECEMBER 31,
                                                                     2005               2004
                                                               ---------------     --------------
                                                                 (unaudited)
ASSETS

CURRENT ASSETS

    Cash and cash equivalents..............................      $   198,300           $    88,132
    Restricted cash and cash equivalents...................              465                   465
    Short-term investments.................................           76,115                    --
    Accounts receivable, net...............................          444,636               360,379
    Inventories (note 3)...................................          709,856               853,155
    Deferred tax assets....................................           20,263                 8,754
    Other current assets...................................           25,029                28,808
                                                                 -----------           -----------
            TOTAL CURRENT ASSETS...........................        1,474,664           $ 1,339,693

INVESTMENTS (note 5).......................................          155,414               177,795
PROPERTY, PLANT AND EQUIPMENT  (note 4)....................          956,393               919,862
GOODWILL...................................................          122,716               122,716
DEFERRED FINANCING COSTS...................................           11,679                13,616
DEFERRED TAX ASSETS........................................            9,397                 8,234
OTHER ASSETS...............................................            8,380                   107
                                                                 -----------           -----------
TOTAL ASSETS...............................................      $ 2,738,643           $ 2,582,023
                                                                 ===========           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable ......................................      $   297,643           $   295,001
    Accrued salaries, wages and employee benefits..........           66,394                56,428
    Accrued interest.......................................           12,008                21,071
    Other current liabilities..............................           59,708                54,715
    Acquisition liability..................................               --                51,790
    Current portion of long-term borrowings (note 6).......            1,428                 4,644
                                                                 -----------           -----------
           TOTAL CURRENT LIABILITIES.......................          437,181               483,649

LONG-TERM BORROWINGS, LESS CURRENT PORTION  (note 6).......          432,657               432,823
CONVERTIBLE DEBENTURES.....................................           95,164                86,510
ACCRUED BENEFIT OBLIGATIONS  (note 8)......................          115,322               107,174
OTHER LIABILITIES..........................................           62,888                68,325
DEFERRED TAX LIABILITIES...................................           65,221                38,778
                                                                 -----------           -----------
TOTAL LIABILITIES..........................................        1,208,433             1,217,259
                                                                 -----------           -----------

SHAREHOLDERS' EQUITY

    Capital stock  (note 10)...............................        1,009,837             1,008,511
    Retained earnings......................................          466,112               311,853
    Accumulated other comprehensive income.................           54,261                44,400
                                                                 -----------           -----------
TOTAL SHAREHOLDERS' EQUITY.................................        1,530,210             1,364,764
                                                                 -----------           -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................      $ 2,738,643           $ 2,582,023
                                                                 ===========           ===========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
($ in thousands, except earnings per share data)
(Unaudited)


                                                              THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                        SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                                            2005              2004             2005             2004
                                                        -------------     -------------    -------------    -------------

NET SALES.........................................       $ 999,286          $ 807,883        $ 2,962,900      $ 2,160,610

OPERATING EXPENSES

     Cost of sales................................         825,700            638,441          2,488,675        1,735,986
     Selling and administrative...................          41,591             26,725             92,775           70,544
     Depreciation.................................          25,175             19,390             75,868           57,277
     Other operating expense (income).............           8,409               (682)             9,824           (2,153)
                                                         ---------          ---------        -----------       ----------
                                                           900,875            683,874          2,667,142        1,861,654
                                                         ---------          ---------        -----------       ----------

INCOME FROM OPERATIONS............................          98,411            124,009            295,758          298,956

EARNINGS FROM JOINT VENTURES......................          13,064             54,634             68,147          100,329
                                                         ---------          ---------        -----------       ----------

INCOME  BEFORE OTHER EXPENSES AND
   INCOME TAXES...................................         111,475            178,643            363,905          399,285

OTHER EXPENSES

     Interest, net................................          11,321             17,408             38,690           45,467
     Foreign exchange loss (gain).................           1,083              6,522             (1,168)           7,197
     Amortization of deferred financing costs.....             646                628              1,939            1,876
                                                         ---------          ---------        -----------       ----------
                                                            13,050             24,558             39,461           54,540
                                                         ---------          ---------        -----------       ----------

INCOME BEFORE INCOME TAXES........................          98,425            154,085            324,444          344,745

INCOME TAX EXPENSE................................          36,217              9,799            109,339           73,488
                                                         ---------          ---------        -----------       ----------
NET INCOME........................................       $  62,208          $ 144,286        $   215,105       $  271,257
                                                         =========          =========        ===========       ==========

EARNINGS PER COMMON SHARE -- BASIC................       $    0.20          $    0.64        $     0.71        $     1.26
EARNINGS PER COMMON SHARE -- DILUTED..............       $    0.20          $    0.64        $     0.70        $     1.26

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME ($ in thousands)
(Unaudited)

                                                                RETAINED EARNINGS  ACCUMULATED OTHER
                                   NUMBER OF       INVESTED       (ACCUMULATED       COMPREHENSIVE
                                    SHARES          CAPITAL          DEFICIT)           INCOME            TOTAL
                                  ------------    -----------   -----------------  -----------------  -------------

BALANCE-

   DECEMBER 31, 2003...........    198,090,861     $  547,601        $  (25,816)       $ 11,822        $   533,607
   Net income..................                                         271,257                            271,257
   Foreign exchange............                                                          17,771             17,771
   Stock issuance..............     26,800,000         97,771                                               97,771
   Employee stock options......        266,107            477                                                  477
                                  ------------    -----------   -----------------  -----------------  -------------

BALANCE-

   SEPTEMBER 30, 2004..........    225,156,968     $  645,849        $  245,441        $ 29,593        $   920,883
                                  ------------    -----------   -----------------  -----------------  -------------

BALANCE-

   DECEMBER 31, 2004...........    304,028,122    $ 1,008,511        $  311,853        $ 44,400        $ 1,364,764
   Net income..................                                         215,105                            215,105
   Foreign exchange............                                                           9,861              9,861
   Cash dividends..............                                         (60,846)                           (60,846)
   Employee stock options......        357,576          1,326                                                1,326
                                  ------------    -----------   -----------------  -----------------  -------------

BALANCE-

   SEPTEMBER 30, 2005..........    304,385,698    $ 1,009,837        $  466,112        $ 54,261        $ 1,530,210
                                  ------------    -----------   -----------------  -----------------  -------------




See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)
(Unaudited)

                                                             THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                       SEPTEMBER 30,       SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,
                                                           2005                2004             2005              2004
                                                      ---------------     ---------------  ---------------    ---------------
OPERATING ACTIVITIES
Net income........................................      $  62,208          $ 144,286          $  215,105       $  271,257
Adjustment to reconcile net income to net cash
  provided by operating activities:
    Depreciation..................................         25,175             19,390              75,868           57,277
    Amortization..................................            646                628               1,939            1,876
    Deferred income taxes.........................          4,842            (19,304)              4,097           18,728
    Loss on disposition of property, plant and
      equipment...................................          2,100                --                2,100               --
    Income from joint ventures....................        (13,064)           (54,634)            (68,147)        (100,329)
    Distributions from joint ventures.............         30,425             31,579              90,828           47,378

Changes in operating assets and liabilities,
  net of acquisitions:
    Accounts receivable...........................        (50,375)           (20,455)            (80,594)        (122,791)
    Inventories...................................         86,455            (88,827)            149,074         (164,153)
    Other assets..................................        (16,270)            (2,827)             (6,799)          (1,785)
    Liabilities...................................         29,698             86,322              15,663          140,311
                                                     ----------------     --------------    --------------     --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.........        161,840             96,158             399,134          147,769

INVESTING ACTIVITIES

    Additions to property, plant and equipment....        (36,834)           (23,833)           (101,734)         (50,262)
    Acquisitions..................................            --                 --              (49,654)         (11,127)
    Purchases of short-term investments...........        (23,115)               --              (76,115)             --
                                                     ----------------     --------------    --------------     --------------
NET CASH USED IN INVESTING ACTIVITIES.............        (59,949)           (23,833)           (227,503)         (61,389)

FINANCING ACTIVITIES

    Proceeds from issuance of new debt............            --                 --                  --            25,000
    Payments on term loans........................           (145)              (148)             (3,967)            (506)
    Senior Secured Credit Facility borrowings.....            --                 --                  --            31,609
    Senior Secured Credit Facility payments.......            --                (500)                --          (161,823)
    Cash dividends................................         (6,086)               --              (60,846)             --
    Proceeds from issuance of employee stock
      purchases...................................            179                112               1,326              477
    Proceeds from the issuance of common stock....            --                 --                  --            97,889
                                                     ----------------     --------------    --------------     --------------
NET CASH USED IN FINANCING ACTIVITIES.............         (6,052)              (536)            (63,487)          (7,354)
                                                     ----------------     --------------    --------------     --------------

Effect of exchange rate changes on cash and cash
  equivalents.....................................          1,332                306               2,024                5
                                                     ----------------     --------------    --------------     --------------

INCREASE IN CASH AND CASH EQUIVALENTS.............         97,171             72,095              110,168          79,031

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..        101,129             16,886              88,132            9,950
                                                     ----------------     --------------    --------------     --------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD........      $ 198,300          $  88,981          $  198,300        $  88,981
                                                     ================     ==============    ==============     ==============



See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
($ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with United States generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and nine month periods ended September 30, 2005 and 2004 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.



NOTE 2 -- STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, the impact on net income and earnings per share would be immaterial.


NOTE 3 -- INVENTORIES

Inventories consist of the following ($000s):

                                                           AT SEPTEMBER 30,       AT DECEMBER 31,
                                                                 2005                   2004
                                                           ----------------      -----------------
Ferrous and non-ferrous scrap                              $        132,837      $         148,273
Work in-process                                                     112,402                121,618
Finished goods                                                      269,382                376,528
Raw materials (excluding scrap) and operating supplies              195,235                206,736
                                                           ----------------      -----------------
                                                           $        709,856      $         853,155
                                                           ================      =================


NOTE 4 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):


                                                                  AT SEPTEMBER 30, 2005
                                                        ----------------------------------------------
                                                                         ACCUMULATED          NET
                                                           COST         DEPRECIATION      BOOK VALUE
                                                        ----------     --------------    -------------
Land and improvements                                   $    78,543       $   (4,802)        $  73,741
Buildings and improvements                                  162,426          (32,569)          129,857
Machinery and equipment                                   1,059,071         (451,803)          607,268
Construction in progress                                    133,079              --            133,079
Property, plant and equipment held for sale                  12,448              --             12,448
                                                        -----------       ----------        ----------
                                                        $ 1,445,567       $ (489,174)       $  956,393
                                                        ===========       ==========        ==========


                                                                    AT DECEMBER 31, 2004
                                                        ----------------------------------------------
                                                                         ACCUMULATED          NET
                                                           COST         DEPRECIATION      BOOK VALUE
                                                        ----------     --------------    -------------

Land and improvements                                   $     74,443      $   (3,725)       $  70,718
Buildings and improvements                                   157,654         (26,880)         130,774
Machinery and equipment                                    1,017,979        (376,402)         641,577
Construction in progress                                      63,895             --            63,895
Property, plant and equipment held for sale                   12,898             --            12,898
                                                        ------------      ----------        ---------
                                                        $  1,326,869      $ (407,007)       $ 919,862
                                                        ============      ==========        =========


NOTE 5 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                                        SEPTEMBER 30,            DECEMBER 31,
                                                             2005                    2004
                                                        -------------            ------------
BALANCE SHEET

  Current assets                                          $  96,007                $ 128,004
  Property, plant and equipment, net                        133,018                  132,472
  Current liabilities                                        29,988                   27,517
  Long-term debt                                              1,700                    1,709


                                                            THREE MONTHS ENDED SEPTEMBER 30,
                                                            --------------------------------
                                                             2005                      2004
                                                            ------                    ------
STATEMENT OF EARNINGS

  Sales                                                    $ 95,360                 $ 140,459
  Operating income                                           13,059                    55,030
  Income before income taxes                                 13,073                    55,141
  Net Income                                                 13,064                    54,634



                                                             NINE MONTHS ENDED SEPTEMBER 30,
                                                            ----------------------------------
                                                              2005                      2004
                                                            -------                   --------
  Sales                                                   $ 327,435                  $ 330,750
  Operating income                                           67,966                    102,164
  Income before income taxes                                 68,149                    102,164
  Net Income                                                 68,147                    100,329

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision while the remainder of the joint venture earnings is net of tax.

NOTE 6 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At September 30, 2005, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $289.3 million was available under the Senior Secured Credit Facility.

On October 31, 2005, the Company completed a renegotiation of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650 million and an extension of the term to October 31, 2010.

Debt includes the following ($000s):

                                                                         SEPTEMBER 30,     DECEMBER 31,
                                                                              2005             2004
                                                                         -------------     ------------
Senior Notes, bearing interest of 10.375%, due July 2011, net of
original issue discount                                                   $  398,576         $ 397,986
Senior Secured Credit Facility, bearing interest of 5.75%,
due through December 2006                                                         --                27
Industrial Revenue Bonds, bearing interest of 1.74% to 6.38%,
due through December 2018                                                     31,600            31,600
AmeriSteel Bright Bar Term Loan, bearing interest of 5.25%,
due June 2011                                                                  2,439             2,734
Other, bearing interest of 3.75%, due through June 2006                        1,470             5,120
                                                                           ---------         ---------
                                                                             434,085           437,467
Less current portion                                                          (1,428)           (4,644)
                                                                           ---------         ---------
                                                                           $ 432,657         $ 432,823
                                                                           =========         =========


NOTE 7 -- INCOME TAXES



The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows ($000s):

                                                             THREE MONTHS ENDED             NINE MONTHS ENDED
                                                               SEPTEMBER 30,                  SEPTEMBER 30,
                                                         --------------------------    ----------------------------
                                                            2005            2004             2005           2004
                                                         -----------  -------------    -------------    -----------
Tax provision at Canadian statutory rates                 $  33,918      $  54,744       $ 110,700       $ 123,194
   Tax exempt income                                         (6,087)        (3,500)        (17,979)        (13,226)
   Effect of different rates in foreign jurisdictions         3,955          3,374          11,061           9,049
   Canadian manufacturing and processing credit                 --            (189)            --             (683)
   Other                                                      1,131            370           2,257             154
   Valuation allowance                                        3,300        (45,000)          3,300         (45,000)
                                                          ---------       --------       ---------        --------
Tax provision                                             $  36,217       $  9,799       $ 109,339        $ 73,488
                                                          =========       ========       =========        ========



In 2004, the Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $45 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting which resulted in a portion of the existing NOLs not being recognized in the financial statements. Due to the current high profitability of the former Co-Steel U.S. group in the second and third quarter of fiscal 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. This represents substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company's ability to utilize NOLs that existed as of the date of an ownership change.

During the third quarter of 2005, the Company recorded a valuation allowance of $3.3 million against certain state tax loss carryforwards and recycling credits. Management believes that it is more likely than not that these deferred tax assets will not be realized.

NOTE 8 -- POST RETIREMENT BENEFITS

         The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.



The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):


                                                      PENSION BENEFITS                       OTHER BENEFIT PLANS
                                                     THREE MONTHS ENDED                      THREE MONTHS ENDED
                                           --------------------------------------  ----------------------------------------
                                           SEPTEMBER 30, 2005  SEPTEMBER 30, 2004  SEPTEMBER 30, 2005    SEPTEMBER 30, 2004
                                           ------------------  ------------------  ------------------   ------------------

COMPONENTS OF NET PERIODIC BENEFIT COST

Service cost                                      $  2,745             $  2,454          $  283                 $  232

Interest cost                                        5,569                5,593             538                    546

Expected return on plan assets                      (5,244)              (5,239)             --                     --

Amortization of transition obligation                   44                   43              --                     --

Amortization of prior service cost                      73                   72             (53)                   (53)

Recognized actuarial loss                              554                  582               8                      7
                                                  --------             --------          ------                 ------
Net periodic benefit cost                         $  3,741             $  3,505          $  776                 $  732
                                                  ========             ========          ======                 ======


                                                      PENSION BENEFITS                       OTHER BENEFIT PLANS
                                                     NINE MONTHS ENDED                        NINE MONTHS ENDED
                                           --------------------------------------  ----------------------------------------
                                           SEPTEMBER 30, 2005  SEPTEMBER 30, 2004  SEPTEMBER 30, 2005    SEPTEMBER 30, 2004
                                           ------------------  ------------------  ------------------   ------------------

COMPONENTS OF NET PERIODIC BENEFIT COST

Service cost                                      $  8,235              $  7,362         $   849                $   696

Interest cost                                       16,707                16,779           1,614                  1,638

Expected return on plan assets                     (15,732)             (15,717)              --                     --

Amortization of transition obligation                  132                  129               --                     --

Amortization of prior service cost                     219                  216             (159)                  (159)

Recognized actuarial loss                            1,662                1,746               24                     21
                                                  --------             --------          -------                -------
Net periodic benefit cost                         $ 11,223             $ 10,515          $ 2,328                $ 2,196
                                                  ========             ========          =======                =======


The Company contributed $19.6 million to its defined benefit pension plans for the nine months ended September 30, 2005. The Company expects to contribute an additional $1.1 million during the fiscal year 2005.

NOTE 9 -- COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                                                     THREE MONTHS ENDED                      NINE MONTHS ENDED
                                           --------------------------------------  ----------------------------------------
                                           SEPTEMBER 30, 2005  SEPTEMBER 30, 2004  SEPTEMBER 30, 2005    SEPTEMBER 30, 2004
                                           ------------------  ------------------  ------------------   ------------------
Net income                                     $ 62,208           $ 144,286           $ 215,105             $ 271,257


Foreign currency translation adjustment          17,029              21,041              17,771                 9,861
                                               --------           ---------           ---------             ---------
                                               $ 79,237           $ 165,327           $ 224,966             $ 289,028
                                               ========           =========           =========             =========
    Comprehensive Income


Accumulated other comprehensive income is comprised of the minimum pension liability and foreign currency translation adjustments.


NOTE 10 -- CAPITAL STOCK

Capital stock consists of the following shares:


                                                        Authorized          Par Value           Issued        Invested Capital
                                                          Number         (in thousands)         Number         (in thousands)
                                                        ----------       --------------         ------         --------------
September 30, 2005
   Common                                               Unlimited           $ --             304,385,698       $ 1,009,837


December 31, 2004
   Common                                               Unlimited           $ --             304,028,122       $ 1,008,511


The Company has instituted a quarterly cash dividend. The initial cash dividend is $0.02 (two US$ cents) per common share. In addition to the $0.02 per common share regular dividend, on May 2, 2005, the Company also paid a special dividend of $0.14 (fourteen US$ cents) per common share on June 2, 2005.

On November 7, 2005, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable December 6, 2005 to shareholders of record at the close of business on November 21, 2005.

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s, except per share data):


                                                      THREE MONTHS ENDED                         NINE MONTHS ENDED
                                          --------------------------------------     ----------------------------------------
                                          SEPTEMBER 30, 2005  SEPTEMBER 30, 2004     SEPTEMBER 30, 2005    SEPTEMBER 30, 2004
                                          ------------------  ------------------     ------------------    ------------------
Basic earnings per share:

Basic net earnings                           $      62,208        $    144,286          $      215,105        $    271,257

Average shares outstanding                     304,330,456          25,122,716             304,225,817         214,577,058

Basic net earnings per share                 $        0.20        $       0.64          $         0.71        $       1.26

Diluted earnings per share:

Diluted net earnings                         $      62,208        $    144,286          $      215,105        $    271,257

Diluted average shares outstanding:

Average shares outstanding                     304,330,456         225,122,716             304,225,817         214,577,058

Dilutive effect of stock options                 1,104,194           1,301,369               1,211,598           1,187,043
                                             -------------        ------------          --------------        ------------
                                               305,434,650         226,424,085             305,437,415         215,764,101

Diluted net earnings per share               $        0.20       $        0.64          $         0.70        $       1.26



At September 30, 2005, options to purchase 593,000 (820,000 at September 30,
2004) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 11 -- CONTINGENCIES AND COMMITMENTS

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA in which the Company offered $1.6 million to settle the matter. The offer was not accepted by the EPA. Based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. On June 10, 2005, the EPA filed a motion for summary judgment against the Company in which the EPA asked the court to rule that the Company's statute of limitations defense is not valid and that the EPA filed its suit on a timely basis. The Company has opposed the EPA's motions and has filed a counter motion asking that the court dismiss some or all of EPA's claims on statute of limitations grounds. The ultimate outcome of this matter cannot be determined at this time.

NOTE 12 -- RELATED PARTY PURCHASES

In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products from affiliated companies. For the quarters ended September 30, 2005 and 2004, the Company and/or certain of its subsidiaries purchased approximately 617 tons and 34,168 tons of steel products from affiliated companies for $333 thousand and $8.1 million, respectively. For the nine months ended September 30, 2005 and 2004, the Company and/or certain of its subsidiaries purchased approximately 80,142 tons and 48,575 tons of steel products from affiliated companies for $25.1 million and $12.2 million, respectively. These purchases do not represent a significant percentage of the Company's total purchases and were made on terms no less favorable than could be obtained from unaffiliated third parties.

NOTE 13 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; legal; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the two business segments for the three and nine month periods ended September 30 are presented below ($000s):



                                                    THREE MONTHS ENDED                            NINE MONTHS ENDED
                                          --------------------------------------     ----------------------------------------
                                          SEPTEMBER 30, 2005  SEPTEMBER 30, 2004     SEPTEMBER 30, 2005    SEPTEMBER 30, 2004
                                          ------------------  ------------------     ------------------    ------------------
     Revenue from external customers:

                          Steel mills         $  785,662          $   662,797           $ 2,341,548           $ 1,794,064

                  Downstream products            213,624              145,086               621,352               366,546
                                              ----------          -----------           -----------           -----------
                                Total         $  999,286          $   807,883           $ 2,962,900           $ 2,160,610
                                              ==========          ===========           ===========           ===========

                 Inter-company sales:

                          Steel mills         $  201,662          $   162,011           $  641,917            $   434,305

                  Downstream products                --                   --                   --                     --

              Corp/eliminations/other           (201,662)            (162,011)             (641,917)             (434,305)
                                              ----------          -----------           -----------           -----------
                                Total         $      --           $       --            $       --            $       --
                                              ==========          ===========           ===========           ===========

                         Total sales:

                          Steel mills         $  987,324          $   824,808           $ 2,983,465           $ 2,228,369

                  Downstream products            213,624              145,086               621,352               366,546

              Corp/eliminations/other           (201,662)            (162,011)             (641,917)             (434,305)
                                              ----------          -----------           -----------           -----------
                                Total         $  999,286          $   807,883           $ 2,962,900           $ 2,160,610
                                              ==========          ===========           ===========           ===========

                    Operating income:

                          Steel mills         $  103,372          $   134,077           $   296,490           $   316,026

                  Downstream products             13,510                  829                34,974                14,836

              Corp/eliminations/other            (18,471)             (10,897)              (35,706)              (31,906)
                                              ----------          -----------           -----------           -----------
                                Total         $   98,411          $   124,009           $   295,758           $   298,956
                                              ==========          ===========           ===========           ===========




                                              AS OF SEPTEMBER 30, 2005       AS OF DECEMBER 31, 2004
                                              ------------------------       -----------------------
                      Segment assets:

                          Steel mills                  $ 1,846,662                  $ 1,848,390

                  Downstream products                      291,495                      265,833

              Corp/eliminations/other                      600,486                      467,800
                                                       -----------                  -----------
                                Total                  $ 2,738,643                  $ 2,582,023
                                                       ===========                  ===========




NOTE 14 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings as reported under U.S. GAAP with those that would have been reported under Canadian GAAP ($000s):

          THREE MONTHS ENDED SEPTEMBER 30,                 2005          2004
-----------------------------------------------------    ---------    ---------
NET INCOME -- US GAAP ................................   $  62,208    $ 144,286

Adjustment to purchase price allocation relating to
  differences under Canadian GAAP (a) ................         666          (56)

Maintenance shutdown accrual (d) .....................        (731)        (634)
                                                         ---------    ---------

NET INCOME -- CANADIAN GAAP ..........................   $  62,143    $ 143,596
                                                         =========    =========

Net earnings per share -- Canadian GAAP

   Basic .............................................   $    0.20    $    0.64
                                                         =========    =========

   Diluted ...........................................   $    0.20    $    0.63
                                                         =========    =========


           NINE MONTHS ENDED SEPTEMBER 30,                   2005        2004
-------------------------------------------------------    --------    --------
NET INCOME -- US GAAP .................................    $215,105    $271,257
                                                           --------    --------

Adjustment to purchase price allocation relating to
  differences under Canadian GAAP (a) .................       1,851       1,300

Maintenance shutdown accrual (d) ......................         909       2,743
                                                           --------    --------

NET INCOME -- CANADIAN GAAP ...........................    $217,865    $275,300
                                                           ========    ========

Net earnings per share -- Canadian GAAP

    Basic .............................................    $   0.72    $   1.28
                                                           ========    ========

    Diluted ...........................................    $   0.71    $   1.28
                                                           ========    ========


(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP; joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items, but not net income or shareholders' equity. See note 5 for summarized financial information in respect of the Company's joint ventures.

     Because of the different treatment of joint ventures between Canadian GAAP and U.S. GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under U.S. GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b)  Comprehensive Income

     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c)  Accumulated unfunded pension liability

     Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(d)  Maintenance shutdown accrual

     Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP ($000s):

                                                       CANADIAN GAAP            UNITED STATES GAAP
                                              ----------------------------  ---------------------------
                                               SEPTEMBER 30,  DECEMBER 31,  SEPTEMBER 30,  DECEMBER 31,
                                                    2005          2004          2005           2004
                                               -------------  ------------  -------------  ------------
                                                      $            $             $              $
ASSETS

Current asset ..............................      1,569,199     1,456,683     1,474,664     1,339,693
Property, plant & equipment ................      1,073,307     1,036,840       956,393       919,862
Goodwill ...................................        122,716       122,716       122,716       122,716
Other assets ...............................         27,076        18,662       184,870       199,752

LIABILITIES

Current liabilities (excluding indebtedness)        460,269       502,191       435,753       479,005
Current portion of long-term debt ..........          1,497         4,713         1,428         4,644
Long-term debt .............................        434,357       434,532       432,657       432,823
Other long-term liabilities ................        256,942       250,781       273,374       262,009
Deferred income taxes ......................         84,025        55,682        65,221        38,778

SHAREHOLDERS' EQUITY

Invested capital ...........................      1,009,837     1,008,511     1,009,837     1,008,511
Retained earnings ..........................        475,789       318,770       466,112       311,853
Cumulative translation adjustment ..........         69,582        59,721            --            --
Other comprehensive income (b) .............             --            --        54,261        44,400



Changes in shareholders' equity under Canadian GAAP were as follows ($000s):

                                                         NINE MONTHS ENDED
                                                  ------------------------------
                                                  SEPTEMBER 30,   SEPTEMBER 30,
                                                      2005            2004
                                                  -------------   -------------
                                                        $               $

Shareholders' equity at beginning of year ...       1,387,002        548,156

Net earnings ................................         217,865        275,300

Employee stock options ......................           1,326            477

Stock issuance ..............................              --         97,771

Dividends ...................................         (60,846)            --

Foreign currency translation adjustment .....           9,861         17,771
                                                   ----------     ----------

Shareholders' equity at end of period .......       1,555,208        939,475
                                                   ==========     ==========

The difference in consolidated shareholders' equity may be reconciled as follows ($000s):

                                                                NINE MONTHS ENDED
                                                            ----------------------------
                                                            SEPTEMBER 30,  SEPTEMBER 30,
                                                               2005           2004
                                                            -------------  -------------
                                                                  $             $
Shareholders' equity based on U.S. GAAP ..................    1,530,210       920,883

Adjust purchase price ....................................        6,260         4,350

Maintenance shutdown accrual (d) .........................        3,417         2,743

Accumulated unfunded pension (c) .........................       15,321        11,499
                                                             ----------    ----------

Cumulative increase in net earnings under Canadian GAAP ..       24,998        18,592
                                                             ----------    ----------

Shareholders' equity based on Canadian GAAP ..............    1,555,208       939,475
                                                             ==========    ==========

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.


NOTE 15 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of September 30, 2005 and December 31, 2004 and for the three and nine months ended September 30, 2005 and September 30, 2004 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 2005
($ IN THOUSANDS)

                                                                GERDAU
                                                              AMERISTEEL                     NON-
                                                   GUSAP      CORPORATION    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                               ------------   -----------   -----------   -----------  ------------   ------------
ASSETS

CURRENT ASSETS

   Cash and cash equivalents ................   $        --   $    16,659   $   180,904   $       737   $        --   $   198,300
   Restricted cash and cash equivalents .....            --            --           465            --            --           465
   Short-term investments ...................            --            --        76,115            --            --        76,115
   Accounts receivable, net .................            --        75,713       366,365         2,558            --       444,636
   Inventories ..............................            --        99,433       607,846         2,577            --       709,856
   Deferred tax assets ......................            --            --        20,263            --            --        20,263
   Other current assets .....................            --         5,749        19,138           142            --        25,029
                                                -----------   -----------   -----------   -----------   -----------   -----------

TOTAL CURRENT ASSETS ........................            --       197,554     1,271,096         6,014            --     1,474,664
INVESTMENT IN SUBSIDIARIES ..................       445,946     1,206,391       720,418         8,574    (2,225,915)      155,414
PROPERTY, PLANT AND EQUIPMENT ...............            --       202,234       751,033         3,126            --       956,393
GOODWILL ....................................            --            --       118,029         4,687            --       122,716
DEFERRED FINANCING COSTS ....................         8,461            89         3,099            30            --        11,679
DEFERRED TAX ASSETS .........................            --        19,249        (9,852)           --            --         9,397
OTHER ASSETS ................................            --            --         8,380            --            --         8,380
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS ................................   $   454,407   $ 1,625,517   $ 2,862,203   $    22,431   $(2,225,915)  $ 2,738,643
                                                ===========   ===========   ===========   ===========   ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable .........................   $        --   $    54,737   $   242,501   $       405   $        --   $   297,643
   Intercompany .............................         1,337        23,479       (55,916)     (128,444)      159,544            --
   Accrued salaries, wages and
     employee benefits.......................            --         4,856        61,537             1            --        66,394
   Accrued Interest .........................         8,754         2,965           289            --            --        12,008
   Other current liabilities ................          (464)       10,382        48,408         1,382            --        59,708
   Current portion of long-term borrowings ..            --           109           872           447            --         1,428
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL CURRENT LIABILITIES ...................         9,627        96,528       297,691      (126,209)      159,544       437,181
LONG-TERM BORROWINGS ........................       398,576           331        31,758         1,992            --       432,657
CONVERTIBLE DEBENTURE .......................            --        95,164            --            --            --        95,164
RELATED PARTY BORROWINGS ....................         4,385        77,871        77,288            --      (159,544)           --
ACCRUED BENEFIT OBLIGATION ..................            --        58,115        57,207            --            --       115,322
OTHER LIABILITIES ...........................            --         2,596        60,292            --            --        62,888
DEFERRED TAX LIABILITIES ....................            --            --        64,364           857            --        65,221
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES ...........................       412,588       330,605       588,600      (123,360)           --     1,208,433

SHAREHOLDERS' EQUITY

  Capital Stock .............................        61,109     1,311,917     1,916,584        35,264    (2,315,037)    1,009,837
  Retained earnings .........................        (9,659)       29,967       361,301       137,458       (52,955)      466,112
  Accumulated other comprehensive income ....        (9,631)      (46,972)       (4,282)      (26,931)           --        54,261
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL SHAREHOLDERS' EQUITY ..................        41,819     1,294,912     2,273,603       145,791    (2,225,915)    1,530,210
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..   $   454,407   $ 1,625,517   $ 2,862,203   $    22,431   $(2,225,915)  $ 2,738,643
                                                ===========   ===========   ===========   ===========   ===========   ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
($ IN THOUSANDS)

                                                                GERDAU
                                                              AMERISTEEL                     NON-
                                                   GUSAP      CORPORATION   GUARANTORS    GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                               ------------   -----------   ----------    ----------   ------------   ------------
ASSETS

CURRENT ASSETS

   Cash and cash equivalents ................   $        --   $    51,212   $    36,020   $       900   $        --   $    88,132
   Restricted cash and cash equivalents .....            --            --           465            --            --           465
   Accounts receivable, net .................            --        65,972       292,766         1,641            --       360,379
   Inventories ..............................            --       128,942       721,036         3,177            --       853,155
   Deferred tax assets ......................            --            --         8,754            --            --         8,754
   Other current assets .....................            --         2,453        26,286            69            --        28,808
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL CURRENT ASSETS ........................            --       248,579     1,085,327         5,787            --     1,339,693
INVESTMENT IN SUBSIDIARIES ..................       445,946       768,071       230,954         8,786    (1,275,962)      177,795
PROPERTY, PLANT AND EQUIPMENT ...............            --       192,887       723,805         3,170            --       919,862
GOODWILL ....................................            --            --       118,029         4,687            --       122,716
DEFERRED FINANCING COSTS ....................         9,557           109         3,916            34            --        13,616
DEFERRED TAX ASSETS .........................            --        21,570       (13,336)           --            --         8,234
OTHER ASSETS ................................            --           (21)          128            --            --           107
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS ................................   $   455,503   $ 1,231,195   $ 2,148,823   $    22,464   $(1,275,962)  $ 2,582,023
                                                ===========   ===========   ===========   ===========   ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable .........................   $        --   $    75,200   $   219,513   $       288   $        --   $   295,001
   Intercompany .............................         5,076      (315,055)      433,695      (123,716)           --            --
   Accrued salaries, wages and
      employee benefits......................            --         6,465        49,961             2            --        56,428
   Accrued Interest .........................        19,259         1,177           635            --            --        21,071
   Other current liabilities ................          (447)        9,687        44,582           893            --        54,715
   Acquisition liability ....................            --            --        51,790            --            --        51,790
   Current portion of long-term borrowings ..            --           104         4,092           448            --         4,644
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL CURRENT LIABILITIES ...................        23,888      (222,422)      804,268      (122,085)           --       483,649
LONG-TERM BORROWINGS ........................       397,986         1,518        31,032         2,287            --       432,823
CONVERTIBLE DEBENTURE .......................            --        86,510            --            --            --        86,510
RELATED PARTY BORROWINGS ....................            --        11,702       (11,702)           --            --            --
ACCRUED BENEFIT OBLIGATION ..................            --        59,393        47,781            --            --       107,174
OTHER LIABILITIES ...........................            --         1,062        67,263            --            --        68,325
DEFERRED TAX LIABILITIES ....................            --            --        37,850           928            --        38,778
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES ...........................       421,874       (62,237)      976,492      (118,870)           --     1,217,259

SHAREHOLDERS' EQUITY

  Capital Stock .............................        61,109     1,264,920     1,020,001        30,471    (1,367,990)    1,008,511
  Retained earnings (accumulated deficit) ...       (17,849)       54,899       154,982       116,325         3,496       311,853
  Accumulated other comprehensive income ....        (9,631)      (26,387)       (2,652)       (5,462)       88,532        44,400
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL SHAREHOLDERS' EQUITY ..................        33,629     1,293,432     1,172,331       141,334    (1,275,962)    1,364,764
                                                -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..   $   455,503   $ 1,231,195   $ 2,148,823   $    22,464   $(1,275,962)  $ 2,582,023
                                                ===========   ===========   ===========   ===========   ===========   ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED SEPTEMBER 30, 2005
($ IN THOUSANDS)

                                                                   GERDAU
                                                                  AMERISTEEL                   NON-
                                                        GUSAP     CORPORATION  GUARANTORS   GUARANTORS   CONSOLIDATED
                                                      ---------   -----------  ----------   ----------   ------------
NET SALES .........................................   $      --    $ 145,139    $ 847,417    $   6,730    $ 999,286

OPERATING EXPENSES

      Cost of sales ...............................          --      127,673      691,940        6,087      825,700
      Selling and administrative ..................          --        5,249       35,980          362       41,591
      Depreciation ................................          --        5,057       20,070           48       25,175
      Other operating (income) expense ............          --         (104)       8,573          (60)       8,409
                                                      ---------    ---------    ---------    ---------    ---------
                                                             --      137,875      756,563        6,437      900,875

INCOME FROM OPERATIONS ............................          --        7,264       90,854          293       98,411

EARNINGS FROM JOINT VENTURES ......................          --           --       13,064           --       13,064
                                                      ---------    ---------    ---------    ---------    ---------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES .......          --        7,264      103,918          293      111,475

OTHER EXPENSES

      Interest expense (income) ...................      10,707        2,834       (2,255)          35       11,321
      Foreign exchange loss .......................          21        1,057           --            5        1,083
      Amortization of deferred financing costs ....         366           10          270           --          646
                                                      ---------    ---------    ---------    ---------    ---------
                                                         11,094        3,901       (1,985)          40       13,050

(LOSS) INCOME BEFORE INCOME TAXES & STOCK DIVIDENDS     (11,094)       3,363      105,903          253       98,425

INCOME TAX EXPENSE ................................         213        1,576       34,045          383       36,217
                                                      ---------    ---------    ---------    ---------    ---------

(LOSS) INCOME BEFORE STOCK DIVIDENDS ..............     (11,307)       1,787       71,858         (130)      62,208

STOCK DIVIDENDS ...................................     (21,010)     (11,678)      32,688           --           --
                                                      ---------    ---------    ---------    ---------    ---------

NET INCOME (LOSS) .................................   $   9,703    $  13,465    $  39,170    $    (130)   $  62,208
                                                      =========    =========    =========    =========    =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED SEPTEMBER 30, 2004
($ IN THOUSANDS)

                                                                   GERDAU
                                                                 AMERISTEEL                         NON-
                                                     GUSAP      CORPORATION      GUARANTORS      GUARANTORS    CONSOLIDATED
                                                    --------    -----------      ----------      ----------    ------------
NET SALES........................................   $     --    $  163,883       $  638,252       $   5,748     $  807,883

OPERATING EXPENSES
     Cost of sales...............................         --       134,487          499,282           4,672        638,441
     Selling and administrative..................         --         2,934           23,549             242         26,725
     Depreciation................................         --         4,381           14,958              51         19,390
     Other operating income......................         --            (2)            (680)             --           (682)
                                                    --------     ---------        ---------        --------      ---------
                                                          --       141,800          537,109           4,965        683,874

INCOME FROM OPERATIONS...........................         --        22,083          101,143             783       124,009

EARNINGS FROM JOINT VENTURES.....................         --            --           54,634              --         54,634
                                                    --------     ---------        ---------        --------      ---------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES......         --        22,083          155,777             783        178,643

OTHER EXPENSES
   Interest expense..............................        367            --              261              --            628
   Foreign exchange loss (gain)..................         21         7,916           (1,430)             15          6,522
   Amortization of deferred financing costs......     10,688         2,460            4,213              47         17,408
                                                    --------     ---------        ---------        --------      ---------
                                                      11,076        10,376            3,044              62         24,558

(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS........................................    (11,076)       11,707          152,733             721        154,085

INCOME TAX EXPENSE...............................        192         3,147            6,122             338          9,799
                                                    --------     ---------        ---------        --------      ---------

(LOSS) INCOME BEFORE STOCK DIVIDENDS.............    (11,268)        8,560          146,611             383        144,286

STOCK DIVIDENDS..................................    (21,009)           --           21,009              --             --
                                                    --------     ---------        ---------        --------      ---------

NET INCOME.......................................   $  9,741     $   8,560        $ 125,602        $    383      $ 144,286
                                                    ========     =========        =========        ========      =========



GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
NINE MONTHS ENDED SEPTEMBER 30, 2005
($ IN THOUSANDS)

                                                                 GERDAU
                                                               AMERISTEEL                         NON-
                                                   GUSAP      CORPORATION      GUARANTORS      GUARANTORS    CONSOLIDATED
                                                  --------    -----------      ----------      ----------    ------------
NET SALES.....................................    $     --     $ 430,745      $ 2,512,315        $ 19,840    $ 2,962,900

OPERATING EXPENSES
  Cost of sales...............................          --       384,275        2,087,150          17,250      2,488,675
  Selling and administrative..................          --        13,285           78,491             999         92,775
  Depreciation................................          --        15,649           60,075             144         75,868
  Other operating (income) expense............          --          (394)          10,277             (59)         9,824
                                                  --------     ---------      -----------        --------    -----------
                                                        --       412,815        2,235,993          18,334      2,667,142

INCOME FROM OPERATIONS........................          --        17,930          276,322           1,506        295,758

EARNINGS FROM JOINT VENTURES..................          --            --           68,147              --         68,147
                                                  --------     ---------      -----------        --------    -----------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES...          --        17,930          344,469           1,506        363,905


OTHER EXPENSES
  Interest expense (income)...................      32,103         8,211           (1,724)            100         38,690
  Foreign exchange loss (gain)................          14            40           (1,230)              8         (1,168)
  Amortization of deferred financing costs....       1,096            25              815               3          1,939
                                                  --------     ---------      -----------        --------    -----------
                                                    33,213         8,276           (2,139)            111         39,461

(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS.....................................     (33,213)        9,654          346,608           1,395        324,444

INCOME TAX EXPENSE............................         614         3,543          104,260             922        109,339
                                                  --------     ---------      -----------        --------    -----------

(LOSS) INCOME BEFORE STOCK DIVIDENDS..........     (33,827)        6,111          242,348             473        215,105

STOCK DIVIDENDS...............................     (42,019)      (12,089)          54,108              --             --
                                                  --------     ---------      -----------        --------    -----------

NET INCOME....................................    $  8,192     $  18,200      $   188,240        $    473    $   215,105
                                                  ========     =========      ===========        ========    ===========



GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
NINE MONTHS ENDED SEPTEMBER 30, 2004
($ IN THOUSANDS)

                                                                        GERDAU
                                                                      AMERISTEEL                           NON-
                                                           GUSAP     CORPORATION        GUARANTORS      GUARANTORS     CONSOLIDATED
                                                           -----     -----------        ----------      ----------     ------------
NET SALES........................................     $      --       $ 447,895        $ 1,696,638       $ 16,077       $ 2,160,610

OPERATING EXPENSES

      Cost of sales..............................            --         368,607          1,354,177         13,202         1,735,986

      Selling and administrative.................            --           8,086             61,741            717            70,544

      Depreciation...............................            --          12,858             44,266            153            57,277

      Other operating income.....................            --              (7)            (2,146)            --            (2,153)
                                                      ---------       ---------        -----------       --------       -----------
                                                             --         389,544          1,458,038         14,072         1,861,654

INCOME FROM OPERATIONS...........................            --          58,351            238,600          2,005           298,956

EARNINGS FROM JOINT VENTURES.....................            --              --            100,329             --           100,329
                                                      ---------       ---------        -----------       --------       -----------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES......            --          58,351            338,929          2,005           399,285

OTHER EXPENSES

      Interest expense...........................         1,096              --                777              3             1,876

      Foreign exchange loss (gain)...............             8           8,632             (1,430)           (13)            7,197

      Amortization of deferred financing costs...        32,046           8,619              4,684            118            45,467
                                                      ---------       ---------        -----------       --------       -----------
                                                         33,150          17,251              4,031            108            54,540

(LOSS) INCOME BEFORE INCOME TAXES &
   STOCK DIVIDENDS...............................       (33,150)         41,100            334,898          1,897           344,745

INCOME TAX EXPENSE...............................           586          12,344             60,458            100            73,488
                                                      ---------       ---------        -----------       --------       -----------

(LOSS) INCOME BEFORE STOCK DIVIDENDS.............       (33,736)         28,756            274,440          1,797           271,257

STOCK DIVIDENDS..................................       (44,119)          2,248             41,871             --                --
                                                      ---------       ---------        -----------       --------       -----------

NET INCOME.......................................     $  10,383       $  26,508        $   232,569       $  1,797       $   271,257
                                                      =========       =========        ===========       ========       ===========


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
($ IN THOUSANDS)

                                                                           GERDAU
                                                                         AMERISTEEL                          NON-
                                                             GUSAP       CORPORATION       GUARANTORS     GUARANTORS    CONSOLIDATED
                                                             -----       -----------       ----------     ----------    ------------
OPERATING ACTIVITIES

Net income...............................................   $ 8,192        $  18,200       $ 188,240       $   473       $ 215,105

Adjustment to reconcile net income to net cash
   (used in) provided by operating activities:

     Depreciation........................................        --           15,649          60,075           144          75,868

     Amortization........................................     1,096               25             815             3           1,939

     Deferred income taxes...............................                     (2,966)          7,063            --           4,097

     Loss on disposition of property, plant and equipment                                      2,100            --           2,100

     Income from joint ventures..........................        --               --         (68,147)           --         (68,147)

     Distributions from joint ventures...................        --               --          90,828            --          90,828

Changes in operating assets and liabilities, net of acquisitions:

     Accounts receivable.................................        --           (7,428)        (72,183)         (983)        (80,594)

     Inventories.........................................        --           32,478         115,996           600         149,074

     Other assets........................................        --           (3,161)         (3,632)           (6)         (6,799)

     Liabilities.........................................    (9,877)         372,094        (346,018)         (536)         15,663
                                                            -------        ---------       ---------       -------       ---------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES......      (589)         424,891         (24,863)         (305)        399,134

INVESTING ACTIVITIES

     Investments.........................................        --         (385,164)        384,627           537              --

     Additions to property, plant and equipment..........        --          (16,691)        (84,943)         (100)       (101,734)

     Acquisitions........................................        --               --         (49,654)           --         (49,654)

     Purchase of short-term investments..................        --               --         (76,115)           --         (76,115)
                                                            -------        ---------       ---------       -------       ---------

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES......        --         (401,855)        173,915           437        (227,503)

FINANCING ACTIVITIES

     Payments on term loans..............................       589              (93)         (4,168)         (295)         (3,967)

     Proceeds from issuance of employee stock purchases..        --            1,326              --            --           1,326

     Cash dividends......................................        --          (60,846)             --            --         (60,846)
                                                            -------        ---------       ---------       -------       ---------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES......       589          (59,613)         (4,168)         (295)        (63,487)

    Effect of exchange rate changes......................        --            2,024              --            --           2,024
                                                            -------        ---------       ---------       -------       ---------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.........        --          (34,553)        144,884          (163)        110,168

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........        --           51,212          36,020           900          88,132
                                                            -------        ---------       ---------       -------       ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD...............   $    --        $  16,659       $ 180,904       $   737       $ 198,300
                                                            =======        =========       =========       =======       =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
($ IN THOUSANDS)

                                                                            GERDAU
                                                                         AMERISTEEL                        NON-
                                                             GUSAP      CORPORATION     GUARANTORS      GUARANTORS    CONSOLIDATED
                                                             -----      -----------     ----------      ----------    ------------
OPERATING ACTIVITIES

Net income.............................................    $ 10,383       $ 26,508       $ 232,569       $ 1,797       $ 271,257

Adjustment to reconcile net income to net cash
  (used in) provided by operating activities:

     Depreciation......................................          --         12,858          44,266           153          57,277

     Amortization......................................       1,096             --             777             3           1,876

     Deferred income taxes.............................          --         10,039           8,696            (7)         18,728

     Income from joint ventures........................          --             --        (100,329)           --        (100,329)

     Distributions from joint ventures.................          --             --          47,378            --          47,378

Changes in operating assets and liabilities, net of acquisitions:

     Accounts receivable...............................          --        (39,330)        (82,583)         (878)       (122,791)

     Inventories.......................................          --        (29,627)       (133,166)       (1,360)       (164,153)

     Other assets......................................          --           (935)           (844)           (6)         (1,785)

     Liabilities.......................................     (11,828)       (27,018)        178,806           351         140,311
                                                           --------       --------       ---------       -------       ---------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES....        (349)       (47,505)        195,570            53         147,769

INVESTING ACTIVITIES

     Investments.......................................          --         28,915         (28,915)           --              --

     Additions to property, plant and equipment........          --        (12,885)        (37,374)           (3)        (50,262)

     Acquisitions......................................          --             --         (11,127)           --         (11,127)
                                                           --------       --------       ---------       -------       ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES....          --         16,030         (77,416)           (3)        (61,389)

FINANCING ACTIVITIES

     Proceeds from issuance of new debt................          --             --          25,000            --          25,000

     Payments on term loans............................          --             --            (207)         (299)

     Senior Secured Credit Facility borrowings.........         349         23,685           7,575            --          31,609

     Senior Secured Credit Facility payments...........          --        (93,814)        (68,009)           --        (161,823)

     Proceeds from issuance of employee stock options..          --            477              --            --             477

     Proceeds from issuance of common stock............          --         98,656            (767)           --          97,889
                                                           --------       --------       ---------       -------       ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES....         349         29,004         (36,408)         (299)         (7,354)

    Effect of exchange rate changes....................          --             --              --             5               5
                                                           --------       --------       ---------       -------       ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......          --         (2,471)         81,746          (244)         79,031

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......          --          3,033           5,813         1,104           9,950
                                                           --------       --------       ---------       -------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............    $     --       $    562       $   7,559       $   860       $  88,981
                                                           ========       ========       =========       =======       =========
